

December 22, 2015

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Chad Eskildsen, Staff Accountant

Re: Pear Tree Funds
       File Nos. 333-102055 and 811-03790

Ladies and Gentlemen:

Pear Tree Funds (the "Registrant") confirms that the Registrant is responsible for the adequacy and accuracy of the disclosures in the Filings (as such term is defined in the letter sent to the Commission by Nutter McClennen & Fish LLP on behalf of the Registrant and dated December 22, 2015). Furthermore, the Registrant acknowledges that (a) neither comments from the Staff of the Securities and Exchange Commission (the "Commission") nor changes to disclosure in response to Staff comments foreclose the Commission from taking any action with respect to the Filings; and (b) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Very truly yours,

PEAR TREE FUNDS

By: _Diane Hunt_

Diane Hunt

Assistant Treasurer


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Cc: Willard L. Umphrey, Chairman and President
       Leon Okurowski, Vice President and Treasurer

2984846.1